NO ACT

PE 1-13-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010440

Received SEC
JAN 15 2010
Washington, DC 20549

January 15, 2010

Tom MacMitchell
Assistant Secretary and Senior Director of Legal Affairs
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-15-10

Re: Brocade Communications Systems, Inc.

Dear Mr. MacMitchell:

This is in regard to your letter dated January 13, 2010 concerning the shareholder proposal submitted by the California State Teachers' Retirement System for inclusion in Brocade's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Brocade therefore withdraws its December 7, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: Anne Sheehan
Director, Corporate Governance
California State Teachers' Retirement System
100 Waterfront Place, MS-04
West Sacramento, CA 95605-2807

RECEIVED

2010 JAN 14 PM 12:25

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 13, 2010

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Brocade Communications Systems, Inc. – Withdrawal of Request for No Action Regarding Stockholder Proposal Submitted by California State Teachers' Retirement System

Dear Sir or Madam:

By letter dated October 21, 2009, California State Teachers' Retirement System (the "**Proponent**") submitted to Brocade Communications Systems, Inc. (the "**Company**") a stockholder proposal (the "**Proposal**") for inclusion in the Company's proxy statement (the "**2010 Proxy Statement**") for its 2010 annual meeting of stockholders.

By letter dated December 7, 2009 (the "**No-Action Request**"), the Company requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted the Proposal from its 2010 Proxy Statement in reliance on Rule 14a-8(i)(9) and (10).

By letter dated January 8, 2010, the Proponent advised the Company that it is withdrawing the Proposal, a copy of which is attached hereto. As a result, the Company wishes to withdraw its No-Action Request.

If you have any questions or require additional information, please do not hesitate to call the undersigned at (408) 333-5833. Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it in the enclosed self-addressed, postage pre-paid envelope. The Company is sending a copy of this letter to the Proponent.

Very truly yours,

BROCADE COMMUNICATIONS SYSTEMS, INC.



Tom MacMitchell
Assistant Secretary and Senior Director of Legal Affairs

cc: Anne Sheehan, CalSTRS
Tyler Wall, Brocade Communications Systems, Inc.
Katharine Martin, Wilson Sonsini Goodrich & Rosati


CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

California State Teachers'
Retirement System
Investments
100 Waterfront Place, MS-04
West Sacramento, CA 95605-2807
(916) 414-7410 Fax (916) 414-7442
asheehan@calstrs.com

January 8, 2010

Tom MacMitchell
Assistant Secretary and Senior Director of Legal Affairs
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

Dear Mr. MacMitchell:

Thank you for your letter, regarding the shareholder proposal CalSTRS submitted for Brocade Communications Systems' 2010 Annual meeting. In light of the Board's decision to seek shareholder approval to declassify the Board of Directors, we would like to withdraw our shareholder proposal.

If you have any questions or concerns, please contact me at (916) 414-7410.

Sincerely,



Anne Sheehan
Director, Corporate Governance

Enclosures

cc: David L. House, Chairman of the Board
Michael Klayko, Chief Executive Officer
Tyler Wall, General Counsel and Corporate Secretary



BROCADE

Brocade
1745 Technology Dr., San Jose, CA 95110
T. 408.333.8000 F. 408.333.8101
www.brocade.com

January 6, 2009

VIA EMAIL AND EXPRESS MAIL

Anne Sheehan
California State Teachers' Retirement System
Investments
100 Waterfront Place, MS-04
West Sacramento, CA 95605-2807

RE: CalSTRS Shareholder Proposal to Brocade Communications Systems, Inc. by letter dated October 21, 2009 re: declassification of the board of directors

Dear Ms. Sheehan:

This letter is to confirm the telephone conversation I had with Philip Larrieu of your office on Tuesday, January 5, 2010 regarding your letter dated October 21, 2009 in which you submitted a shareholder proposal (the "***Shareholder Proposal***") regarding declassification of Brocade's board of directors for inclusion in our proxy materials for the 2010 Annual Meeting of Stockholders (the "***2010 Annual Meeting***").

As discussed with Mr. Larrieu and reflected in the no-action letter request ("***No-Action Letter***") to the Securities and Exchange Commission (the "***SEC***") dated December 7, 2009, Brocade's Board of Directors (the "***Board***") has decided to submit its own proposal (the "***Brocade Proposal***") for the 2010 Annual Meeting to amend the certificate of incorporation to declassify the board of directors, and to recommend that Brocade stockholders vote FOR such proposal. Based on my conversation with Mr. Larrieu, we understand that, in consideration of the Brocade Proposal, CalSTRS will voluntarily withdraw its Shareholder Proposal.

In addition, upon receipt of your countersigned letter, Brocade will promptly withdraw its No-Action Letter with the SEC.

Please indicate your agreement with the terms set forth above by countersigning this letter in the space provided below. Countersigning this letter is also evidence of your voluntarily withdrawal of the Shareholder Proposal.

Regards,



Tom MacMitchell
Assistant Secretary and Senior Director of Legal Affairs

cc: Tyler Wall, General Counsel, Brocade Communications Systems, Inc.
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Philip Larrieu, CalSTRS

AGREED TO AND ACCEPTED:

California State Teachers' Retirement System

Signature: 

Print Name: Anne Sheehan

Title: Director of Corporate Governance

December 7, 2009

Via Email and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Brocade Communications Systems, Inc. -- Shareholder Proposal Submitted by the California State Teachers' Retirement System Investments

Dear Sir or Madam:

In accordance with Rule l4a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Brocade Communications Systems, Inc., a Delaware corporation (the "Company"), hereby gives notice of the Company's intention to omit from its proxy statement (the "2010 Proxy Statement") for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") a stockholder proposal (the "Stockholder Proposal") submitted to the Company by California State Teachers' Retirement System Investments (the "Proponent") under cover of a letter dated October 21, 2009. A copy of the Proponent's proposal together with the related supporting statement is attached as **Exhibit A.**

We hereby request confirmation that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Stockholder Proposal from the 2010 Proxy Statement on the grounds that (i) the Company has substantially implemented the Stockholder Proposal, in reliance on the provisions of Rule14a-8(i)(10) and (ii) the Stockholder Proposal directly conflicts with one of the Company's own proposals, in reliance on the provisions of Rule l4a-8(i)(9).

The Company currently expects to file the definitive 2010 Proxy Statement with the Commission on or about February 26, 2010. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2010 Proxy Statement. Pursuant to Rule l4a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying attachments. In accordance with Rule l4a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Stockholder Proposal to be proper.

I. The Stockholder Proposal

The full text of the Stockholder Proposal and supporting statement is as follows:

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Brocade Communications, Inc. ("Company") ask that the Board of Directors, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year. The implementation of this proposal should not affect the unexpired terms of directors elected to the board at or prior to the 2010 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund representing over 800,000 educators and their families, and as the owner of approximately 1,350,000 shares of the Company's common stock, the California State Teachers' Retirement System (CalSTRS) thinks accountability of the Board to the Company's shareowners is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalSTRS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalSTRS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting — on performance of the Board as a whole and of each director as an individual.

Last year, this same proposal received support of over 92% of the votes cast (69.4% of shares outstanding). CalSTRS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.

II. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

A. Rule 14a-8(i)(10) Background

The Company respectfully requests the Staff's confirmation that the Stockholder Proposal may properly be excluded from the 2010 Proxy Statement in accordance with Rule 14a-8(i)(10), which provides for the exclusion of a proposal if the company has already substantially implemented the proposal. To be excluded under this rule, the Stockholder Proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. See Rel. No. 40018 (May 21, 1988); Rel. No. 34-20091 (August 16, 1983).

As the Staff has previously recognized, in considering requests pursuant to this section, the Staff has not required that a company take the action requested by a proposal in all details but has been wiling to grant no-action relief in situations where the essential objective of the proposal as has been satisfied. See, e.g., Sun Microsystems, Inc. (August 28, 2008); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); MacNeal-Schwendler Corporation (April 2, 1999). According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See Rel. No. 34-12598 (July 7, 1976).

B. The Proposed Amendments Substantially Implement the Stockholder Proposal

(1) Background and Description of the Proposed Amendments

At the recommendation of the Nominating and Corporate Governance Committee (the "NCGC") of the Company's Board of Directors (the "Board"), on December 4, 2009, the Board made the determination to (i) present a proposal to the Company's stockholders at the 2010 Annual Meeting to seek approval of proposed amendments to the Company's Certificate of Incorporation to eliminate the classified board structure of the Board in the Company's Certificate of Incorporation (the "Proposed Amendments") and (ii) amend the Company's bylaws (the "Bylaws") to eliminate the classified board structure contained in the Bylaws. The Board has authorized and directed the officers of the Company to draft an amendment to the Certificate of Incorporation to implement the Proposed Amendments and prior to the filing of the 2010 Proxy Statement the Board intends to (i) approve a resolution setting forth the specific language of the Proposed Amendments and deem the Proposed Amendments advisable, (ii) submit the Proposed Amendments to the stockholders for consideration at the 2010 Annual Meeting, and (iii) recommend that the stockholders vote in favor of the Proposed Amendments (the "Company's Proposal"). In addition, the Board has authorized and directed the officers of the Company to draft an amendment to the Bylaws to eliminate the classified board structure currently included the Bylaws. The Board intends to approve and adopt the amendment to the Bylaws (the "Bylaw Amendment") prior to the filing of the 2010 Proxy Statement, contingent upon stockholder approval of the Proposed Amendments contained in the Company's Proposal.

For the Staff's reference, attached hereto as **Exhibit B** is the proposed draft of the amendment to the Certificate of Incorporation implementing the Proposed Amendments and attached hereto as **Exhibit C** is the proposed draft of the Bylaw Amendment eliminating the classified board structure.

(2) *Substantial Implementation*

The Staff has consistently granted no-action relief based upon the well-established precedent that a company may exclude from its proxy materials a stockholder proposal requesting certain actions which would require amendments to charter documents under Rule 14a-8(i)(10) as substantially implemented when the company's board of directors has approved the necessary amendment to the applicable charter document and represents that it will recommend that the stockholders approve such amendments at the next annual meeting. See Sun Microsystems (August 28, 2008); H.J Heinz Company (May 20, 2008); NiSource, Inc. (March 10, 2008); The Dow Chemical Company (February 26, 2007); Chevron Corp. (February 15, 2007) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the company's proposal, based on the actions by the company's board of directors to approve the necessary amendments and recommend that the stockholders approve such amendments and the company's next annual meeting). As previously described, the Board has already determined to amend the Bylaws and submit the Proposed Amendments to the Company's stockholders for approval and the Board further intends to (i) approve a resolution setting forth the specific language of the Proposed Amendments eliminating the classified board, (ii) deem the Proposed Amendments to be advisable and (iii) will thereafter recommend to the Company's stockholders that the stockholders approve the Proposed Amendments at the 2010 Annual Meeting. Pursuant to the General Corporation Law of the State of Delaware, the Board's actions to date and further intended actions outlined above constitute the action of the Board necessary to amend the Company's certificate of incorporation and Bylaws, which are necessary to eliminate the classified structure of the Board. The Stockholder Proposal requests that the "Board of Directors, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year." Therefore, the Company has substantially implemented the Stockholder Proposal by taking the actions described above and will further implement the Stockholder Proposal by submitting the Proposed Amendments to the Company's stockholders for approval at the 2010 Annual Meeting.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule 14a-8(i)(10) because the Company has substantially implemented the Stockholder Proposal, and, accordingly, we request that the Staff concur that the Stockholder Proposal may be excluded from the 2010 Proxy Statement on this basis.

C. *Supplemental Notification Following Board Action*

The Company is submitting this no-action request at this time to address the timing Rule 14a-8. The Company will supplementally notify the Staff after the Board formally adopts the Amended and Restated Certificate of Incorporation and the Bylaw Amendment. The Staff has consistently held under Rule 14a8(i)(10) that where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action it will be permitted to supplement its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. See, e.g., Johnson & Johnson (February 19, 2008 and February 13, 2006), The Dow Chemical Co. (February 26, 2007); General Motors Corp. (March 3, 2004); Intel Corp. (March 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action). In this case, although the exact language of the amendment to the Certificate of Incorporation and Bylaw Amendment have not been adopted by the Board in a resolution yet, the Board has made the determination to approve the Bylaw Amendment and present the Proposed Amendments to the Company's stockholders for approval at the 2010 Annual Meeting and the Board intends to recommend that the Company's stockholders vote in favor of the Proposed Amendments.

III. The Stockholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because The Stockholder Proposal Directly Conflicts With One Of The Company's Own Proposals To Be Submitted To The Stockholders At The 2010 Annual Meeting

The Company respectfully requests the Staff's confirmation that the Stockholder Proposal may properly be excluded from the 2010 Proxy Statement in accordance with Rule 14a-8(i)(9), which permits the exclusion of a proposal that directly conflicts with one of a company's own proposals to be submitted to the stockholders at the same meeting.

The Company's Proposal relating to the approval of the Proposed Amendments would eliminate the classified board of the Company over time, resulting in one class of directors subject to election each year as requested in the Stockholder Proposal, beginning with one class of directors subject to annual election in 2011, two classes of directors subject to annual election in 2012 and all classes of directors subject to annual election in 2013 and beyond. The inclusion of two conflicting proposals on the same subject matter would lead to confusion of our stockholders. The Stockholder Proposal requests the Board to take the steps necessary to reorganize the Board of Directors into one class subject to election each year. The Company's Proposal fulfills such request. Also, the Stockholder Proposal is precatory, not mandatory, and therefore would not cause the stockholders to take the necessary steps to eliminate the Company's classified board of directors. That is, should the stockholders vote "for" the Stockholder Proposal and "against" the Company's Proposal, the Company would not yet have the requisite stockholder approval required to amend the certificate of incorporation to eliminate the classified board. Thereafter, the Company would need to seek a separate stockholder vote to approve such amendments to the certificate of incorporation. In addition, inclusion of the Stockholder Proposal would also confuse the stockholders by implying that the Board did not take positive action to implement the results of the 2009 stockholder proposal relating to the same subject matter. Omitting the Stockholder Proposal from the 2010 Proxy Statement will eliminate the possibility of any confusion and will be the most direct path toward eliminating the Company's classified board, which will ultimately satisfy the Proponent's request.

For the reasons set forth above, we believe that the Stockholder Proposal is excludable under Rule l4a-8(i)(9) because it directly conflicts with one of the Company's own proposals and, accordingly, we request that the Staff concur that the Stockholder Proposal may be excluded from the 2010 Proxy Statement on this basis.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Stockholder Proposal from its proxy statement for the 2010 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call Tyler Wall at (408) 333-8000, Katharine Martin at (650) 565-3522 or me at (408) 333-5833. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

/s/ Tom MacMitchell
Tom MacMitchell
Senior Director of Legal Affairs and Assistant Secretary

Enclosures

cc: Anne Sheehan, Director of Corporate Governance, CalSTRS
Philip Larrieu, Investment Officer, CalSTRS
Tyler Wall, General Counsel, Brocade Communications Systems, Inc.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati

Exhibit A

Stockholder Proposal


CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

California State Teachers'
Retirement System
Investments
100 Waterfront Place, MS-04
West Sacramento, CA 95605-2807
(916) 414-7410 Fax (916) 414-7442
asheehan@calstrs.com

October 21, 2009

Brocade Communications Systems, Inc.
Attention: Investor Relations
1745 Technology Drive
San Jose, CA 95110

Dear Sir or Madame:

Enclosed, please find the CalSTRS shareholder proposal regarding declassification of the Brocade Communications' board, our supporting statement, and our ownership verification letter from our custodian, State Street Bank. We are submitting this proposal to you for inclusion in the next proxy statement pursuant to Rule 14a-8 under the Securities exchange Act of 1934.

CalSTRS is the beneficial owner of more than $2,000 in market value of the company's stock and have held such stock continuously for over one year. Furthermore, CalSTRS intends to continue to hold the company's stock through the date of the 2010 annual meeting.

Please feel free to contact Philip Larrieu, Investment Officer at (916) 414-7417 to discuss the contents of the proposal.

Sincerely,

Anne Sheehan
Director of Corporate Governance

Enclosures

cc: David L. House, Chairman of the Board
Michael Klayko, Chief Executive Officer
Tyler Wall, General Counsel and Corporate Secretary

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Brocade Communications, Inc. ("Company") ask that the Board of Directors, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year. The implementation of this proposal should not affect the unexpired terms of directors elected to the board at or prior to the 2010 annual meeting.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund representing over 800,000 educators and their families, and as the owner of approximately 1,350,000 shares of the Company's common stock, the California State Teachers' Retirement System (CalSTRS) thinks accountability of the Board to the Company's shareowners is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalSTRS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalSTRS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance.

If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting — on performance of the Board as a whole and of each director as an individual.

Last year, this same proposal received support of over 92% of the votes cast (69.4% of shares outstanding). CalSTRS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.


STATE STREET

For Everything You Invest In℠

October 21, 2009

Janice Hester-Amey
Portfolio Manager
State Teachers' Retirement System
7667 Folsom Boulevard
Sacramento, CA 95826

RE: State Teachers' Retirement System

Dear Janice:

We hereby certify as Master Custodian that the attached transaction ledger is as true and accurate reflection of Brocade Communications (Cusip#111621306).

Cusip#	Position as of	Fund #	# of Shares
111621306	10/21/09	TCC5	400
		TCC6	1,400
		TCC7	1,900
		TCGA	23,600
		TCJ9	114,250
		TC0B	63,580
		TC0Q	487,231
		TC0U	655,152
		TC1U	7,056
		Total	**1,354,569**

Sincerely,

Sylvia Quayle
Operations Manager

Exhibit B

Proposed Amendment to Certificate of Incorporation

Article VII, Section 2 of the Company's Certificate of Incorporation shall be amended and restated as follows:

> 2. Each director shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders; provided, however, no terms in effect prior to the effective date of this amendment shall be shortened.
>
> Notwithstanding the foregoing, however, subject to the rights of the holders of any series of Preferred Stock then outstanding, (i) at the 2011 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2012 annual meeting of stockholders, (ii) at the 2012 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2013 annual meeting of stockholders, and (iii) at the 2013 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders.

Exhibit C

Proposed Amendment to Amended and Restated Bylaws

The following language contained in Section 3.3 of the Company's Amended and Restated Bylaws shall be deleted in its entirety:

> 3.3 CLASSES OF DIRECTORS
>
> The Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the first annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual meeting.